Filed by CBS Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Viacom Inc.

Commission File No. 001-32686

Date: August 13, 2019

Email sent to CBS’ employees by Joseph Ianniello, President and Acting Chief Executive Officer, CBS Corporation, on August 13, 2019.

Dear Colleagues —

CBS is entering a new era today, announcing a merger with Viacom that bolsters our premium content portfolio and positions us for an even better future. As we all know, there is a race to create more of the best content. We are already leaders in this regard, and today’s news will accelerate our global ambitions.

We are merging at a time when the possibilities for premium content companies are greater than ever. Viacom owns terrific brands – Paramount, Nickelodeon, BET, MTV, Comedy Central and many others – that will complement ours and offer innovative ways to reach a whole new set of viewers. You can read more about the benefits of the deal in this press release.

When we finalize the merger, Viacom CEO Bob Bakish will become the President and CEO of the combined company, and I will become the Chairman and CEO of CBS. Bob and I will ensure a smooth and steady integration of our two great companies.

I am proud that I will continue to lead CBS, responsible for overseeing all of our CBS-branded businesses. I love CBS like you do, and I’m pleased to remain a steward of it along with our great team.

The new ViacomCBS will include corporate representation from both management teams, including our Chief Financial Officer, Chris Spade, who will become ViacomCBS’ CFO.

Together, we will build upon our success in Entertainment, News and Sports with the #1 television network, a prolific studio that produces more and more hit programming for outlets across the industry, an interactive division that operates CBS All Access and is a top-10 digital property in the U.S., a syndication arm that has eight of the top 10 first-run shows on television, and a local media business that has 28 television stations in the country’s major markets. As for our esteemed colleagues at Simon & Schuster and Showtime, your divisions will report to Bob when the deal closes, working under the inspired leadership of Carolyn Reidy and David Nevins – who will also continue to work with me overseeing entertainment programming for CBS, CBS TV Studios and CBS All Access.

CBS was founded on the principle of great content. This is something that will not change. In fact, our announcement today is structured in part to make certain that our tradition of excellence will remain an integral part of our future. And so in my role I’ll be “keeping my Eye on the Eye”…working with you to ensure that the rich heritage of CBS remains central to everything we do…and that CBS continues to thrive as it has magnificently for more than 90 years.

Of course, our best and strongest asset is our people, and we will continue to prioritize investing in you. We’ve accomplished so much on that front recently, and I assure you that our ongoing commitment to a positive, diverse and inclusive workplace will remain a key priority.

It’s important to note that the vast majority of you will continue to excel in your current roles. And while all of us will experience some change, including new challenges and opportunities, I want you to know that each and every one of you is a crucial component of our success, and we value your contributions every day.

It’s also important to remember that the process of combining our two companies won’t happen overnight, and the closing of this merger is likely several months away. I know that many of you will have questions, and they will be addressed in the upcoming weeks and months.

In the meantime, you should all have confidence that today’s announcement will put us in a decidedly better competitive position to succeed in the years ahead. As always, you have my appreciation and respect for the creativity, dedication and loyalty that you bring to your job every day. You are CBS.

Joe

Important Information About the Transaction and Where To Find It

In connection with the proposed transaction between CBS Corporation (“CBS”) and Viacom Inc. (“Viacom”), CBS and Viacom will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint consent solicitation statement of CBS and Viacom and that will also constitute a prospectus of CBS. CBS and Viacom may also file other documents with the SEC regarding the proposed transaction.

This document is not a substitute for the joint consent solicitation statement/prospectus or registration statement or any other document which CBS or Viacom may file with the SEC. INVESTORS AND SECURITY HOLDERS OF CBS AND VIACOM ARE URGED TO READ THE REGISTRATION STATEMENT, WHICH WILL INCLUDE THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement on Form S-4 (when available), which will include the joint consent solicitation statement/prospectus, and other documents filed with the SEC by CBS and Viacom through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of CBS (+1-212-975-4321 or +1-877-227-0787; investorrelations@CBS.com) or Viacom (+1-212-846-6700 or +1-800-516-4399; investor.relations@Viacom.com).

Participants in the Solicitation

CBS and Viacom and their respective directors and executive officers may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information regarding CBS’ directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in CBS’ Form 10-K for the fiscal year ended December 31, 2018 and its proxy statement filed on April 12, 2019, both of which are filed with the SEC. Information regarding Viacom’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Viacom’s Form 10-K for the fiscal year ended September 30, 2018 and its proxy statement filed on January 25, 2019, both of which are filed with the SEC. A more complete description and information regarding directors and executive officers will be included in the registration statement on Form S-4 or other documents filed with the SEC when they become available. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Notes on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “may,” “target,” similar expressions and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all. Important risk factors that may cause such a difference include, but are not limited to: (i) the proposed transaction may not be completed on anticipated terms and timing, (ii) a condition to closing of the transaction may not be satisfied, including obtaining regulatory approvals, (iii) the anticipated tax treatment of the transaction may not be obtained, (iv) the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the combined business after the consummation of the transactions, (v) potential litigation relating to the proposed transaction that could be instituted against CBS, Viacom or their respective directors, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transactions, (vii) any negative effects of the announcement, pendency or consummation of the transactions on the market price of CBS’ or Viacom’s common stock and on CBS’ or Viacom’s operating results, (viii) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (ix) the risks and costs associated with the integration of, and the ability of CBS and Viacom to integrate, the businesses successfully and to achieve anticipated synergies, (x) the risk that disruptions from the proposed transaction will harm CBS’ or Viacom’s business, including current plans and operations, (xi) the ability of CBS or Viacom to retain and hire key personnel and uncertainties arising from leadership changes, (xii) legislative, regulatory and economic developments, (xiii) the other risks described in CBS’ and Viacom’s most recent annual reports on Form 10-K and quarterly reports on Form 10-Q, and (xiv) management’s response to any of the aforementioned factors.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint consent solicitation statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on CBS’ or Viacom’s consolidated financial condition, results of operations, credit rating or liquidity. Neither CBS nor Viacom assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

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